U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549



                              FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES
               OF SMALL BUSINESS ISSUERS UNDER SECTION
         12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                    TANGIBLE ASSET GALLERIES, INC.
            (Name of small business issuer in its charter)



                 NEVADA                                     88-0396772
     (State or Other Jurisdiction of                       (IRS Employer
      Incorporation or Organization)                   Identification Number)


1550 S. PACIFIC COAST HIGHWAY, SUITE 103
       LAGUNA BEACH, CALIFORNIA                                 92651
(Address of Principal Executive Offices)                     (Zip Code)


                            (949) 376-2660
         (Registrant's Telephone Number, Including Area Code)


  SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                (None)


  SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                    Common Stock, par value $0.001
                            Title of Class

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                          TABLE OF CONTENTS


                                PART I

Item 1              Description of Business.

Item 2              Management's Discussion and Analysis or Plan of
                    Operation.

Item 3              Description of Property.

Item 4 Security Ownership of Certain Beneficial Owners and Management.

Item 5              Directors, Executive Officers, Promoters and
                    Control Persons.

Item 6              Executive Compensation.

Item 7              Certain Relationships and Related Transactions.

Item 8              Description of Securities.

                               PART II

Item 1              Market Price of and Dividends on the
                    Registrant's Common Equity and Other Shareholder
                    Matters.

Item 2              Legal Proceedings.

Item 3              Changes In and Disagreements With Accountants.

Item 4              Recent Sales of Unregistered Securities.

Item 5              Indemnification of Directors and Officers.

                               PART F/S

                    Financial Statements.

                               PART III

Item 1              Index to Exhibits.

Item 2              Description of Exhibits.

                                PART I

This Registration Statement includes forward-looking statements within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company set forth under the heading "Financial Information-Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements also include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider" or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and shareholder values may differ materially from those expressed in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements. In addition, the Company does not have any intention or obligation to update forward-looking statements after the effectiveness of this Registration Statement, even if new information, future events or other circumstances have made them incorrect or misleading.

ITEM 1 - DESCRIPTION OF BUSINESS

Tangible Asset Galleries, Inc. ("Tangible" or the "Company") is a retailer and wholesaler of rare coins, fine art, and antique collectibles. The Company was organized as a Nevada corporation on August 30, 1995 and is currently based in Laguna Beach, California.

On April 28, 1999, Tangible Asset Galleries, Inc. (which at the time was designated Austin Land & Resources, Inc., a Nevada corporation ("Austin")) acquired all of the outstanding common stock of Tangible Investments of America, a Pennsylvania corporation ("TIA") in a business combination described as a "reverse acquisition." For accounting purposes, the acquisition has been treated as the
acquisition of Austin (the Registrant) by TIA.   TIA was originally
incorporated in Pennsylvania in 1984. At the time of its acquisition by Austin, TIA operated as retailer and wholesaler of rare coins, fine art, and antique collectibles. Prior to the acquisition by Austin, management of TIA had no relationship with the Company.

Immediately prior to the acquisition, Austin had 1,650,000 shares of Common Stock outstanding. As part of Austin's reorganization with TIA, Austin issued 16,000,000 shares of its Common Stock to the shareholders of TIA in exchange for 490 (100%) shares of TIA Common Stock. Immediately following the merger, TIA changed its name to "Tangible Asset Galleries, Inc." Austin had no revenues and no significant operations prior to the merger. Subsequent to the acquisition, the former shareholders of TIA constituted 88.40% of the total outstanding shares of the Common Stock of the Company and the original shareholders of Austin constituted 9.12% of the total outstanding shares of the Common Stock of the Company. The Company's common stock currently trades on the NASD OTC Bulletin Board under the symbol "TAGZ."

BUSINESS OF THE ISSUER

The Company's principal line of business is the sale of rare coins, fine art and collectibles on a retail and wholesale basis. The Company's primary storefront is located in Laguna Beach, California.
 This location serves as the Company's headquarters and primary retail outlet. The Company's services are also marketed nationwide through broadcasting and print media and independent sales agents.

The Company is also currently planning to initiate and operate an Internet auction Web site which the Company anticipates starting in the third quarter of 1999. This auction site will deal exclusively in fine collectibles specializing in the rare coin and art fields, but will offer something which the Company believes is not found on any other site. The Company's intended auction site will offer graded and certified coins and guarantees as to authenticity and condition of all items offered for sale. The Company will act as principals in these transactions. The Company is not aware of any other auction Web site which offers guarantees to the same level.

The Company also currently publishes a monthly newsletter, distributed to its existing customers detailing and describing current events in the numismatic and collectibles world. The
Company's newsletter also provides
customers with the opportunity to view the Company's current rare coin and collectibles offerings as well as order such offerings via telephone.

On May 28, 1999, the Company expanded its operations by opening a retail outlet in the Las Vegas area. The Company believes that the Las Vegas area is viewed as a prime location for development in the coin and art investment arena and the Company is working on strategies to significantly expand that marketplace. The Company also recently opened a Tustin California customer service center, staffed by trained professionals who are tasked with answering customer inquiries regarding the Company's monthly newsletter as well responding to customer requests regarding availability of certain collectibles.

HISTORY OF THE COMPANY

TIA, the Company's predecessor, was originally founded by the Company's current president, Silvano DiGenova in 1977 when Mr. DiGenova first exhibited his coins at a national coin dealer's convention. That same year, Mr. DiGenova first became involved in other collectibles such as fine arts and antiques. Mr. DiGenova has collected rare coins since 1971 (when he was nine years old) and by age 13 was trading coins among his peers. While attending the Wharton School of Business in the early 1980s, Mr. DiGenova continued to develop TIA, and in May 1984, Mr. DiGenova took a leave of absence from Wharton and incorporated TIA in Pennsylvania.

In 1991, Mr. DiGenova relocated TIA to Laguna Beach, California and continued to develop TIA's rare coin and collectibles retail and wholesale business, continuing to expand it on a national level.
The Company currently provides coins and collectibles on a wholesale level to many retail outlets across the nation and conducts retail sales via telephone to virtually every state in the United States and several countries around the world.

As previously discussed above, TIA was acquired by the Company on April 28,1999.

BACKGROUND OF THE COIN AND COLLECTIBLES INDUSTRY

Throughout history, from ancient time to the present day, coins have been highly prized and universally regarded as a store of value, particularly those struck in precious metals. Coins have been highly esteemed for their beauty and appeal as a solid store of wealth. Over the past three hundred years, coin collecting for enjoyment and profit has gained increasing prominence. The coin industry has been actively traded since the 17th century.

The legendary House of Rothschild (famed European Banking Family) actually got its start dealing in rare coins and medals at Frankfurt's great spring and summer fairs. Meyer Rothschild, the founder of the banking empire, began by selling coins at the fairs as well as running a mail-order coin business. Starting in 1771, he published the first of many printed coin catalogs which he sent out during the next 20 years at regular intervals to potential customers all over Germany. To this day, many prestigious European banks still maintain active numismatic departments.

THE REVOLUTION IN THE COIN BUSINESS

Determining the market value of a given coin plays a vital role. Rare coins are graded on a numerical scale from 0 to 70. Zero represents the basal state and 70 represents an uncirculated (or mint state) specimen that is perfect in every aspect. The higher its numerical grade, the more valuable a coin is to collectors or dealers. A one-point difference, not even discernible to a layman's eye, can mean literally thousands of dollars difference in value. Therefore, the importance of consistent grading, according to a universally accepted standard by the marketplace cannot be overemphasized. In 1986, the first uniform grading system was implemented by the Professional Coin Grading Service (the "PCGS"). Silvano DiGenova, the Company's president, was a key instrumental individual in its creation. A year after the founding of the PCGS, the Numismatic Guaranty Corporation ("NGC") was formed. These two firms established a uniform coin-grading standard, which has gained almost universal acceptance throughout the world. Once a coin has been graded and certified, both firms encapsulate the coin in tamper-proof acrylic holders, register them by number, grade, date and mintmark. If applicable, they identify variety and pedigree as well. Rare coins graded and certified by either one of these services can now be traded with confidence, much like stocks or commodities. The advent of certified grading has led to another revolution of sorts, the formation of the Certified Coin Exchange
(CCE). CCE is a nationwide computerized trading network for rare coins. Its functions much like the over-the-counter stock markets do today, assuring liquidity among market makers. CCE is also the number one source of instantaneous price information. Coins can be bought and sold sight unseen because of the certification and confidence instilled in the market place by CCE, PCGS and NGC.

COMPETITION

The business of selling rare coins and other collectibles is highly competitive. The Company competes with a number of smaller, comparably-sized, and larger firms throughout the United States. These include: Heritage Rare Coin, a large scale coin firm in Dallas, Texas; National Gold, a large wholesale coin and bullion seller located in Tampa, Florida; Spectrum, a medium coin wholesaler located in Newport Beach, California; and U.S. Coins, a medium size coin wholesaler located in Houston, Texas. These competitors are generally larger and better capitalized. However, the Company believes that it is able to compete with these competitors due to its generally higher quality inventory, staff expertise, and anticipated Web presence. However, there can be no assurances that the Company can continue to compete successfully with other established companies with greater financial resources, experience and market share.

In an effort to remain competitive in the marketplace, the Company has implemented the following policies so its customers can be confident in their purchases:

       -Certified Coins: All coins purchased through the Company are independently graded and certified by either the Professional Coin Grading Service or the Numismatic Guaranty Corporation. These are nationally recognized unbiased third-party grading services that render an expert consensus opinion by the industry's foremost numismatic experts. The coins, along with their grade designations, are sonically sealed in a tamper proof acrylic holder designed to protect the coin's condition from environmental damage. The coin cannot be removed from its holder, or the grade change, without destroying the holder.

       -Guaranteed Authenticity: the Company unconditionally guarantees the authenticity of every coin it sells. This guarantee is limited to a full refund of the original purchase price plus ten
(10) percent per annum simple interest on the original purchase price from the date purchased from the Company to the date returned because of lack of authenticity, provided that the coin is returned in its original unbroken holder.

       -Guaranteed Liquidity and Buy Back at Grade: the Company guarantees to repurchase any coin originally sold by the Company to the original purchaser at the same numerical grade level at which the coin was originally purchased from the Company. The repurchase would be at the Company's current "Bid" price for the grade level indicated on the holder. The Company guarantees a margin of between 5% to 17.5%, and will never exceed 17.5%. The Company further guarantees to provide an immediate cash offer (or at the client's discretion) a consignment sale estimate on any coin which was originally purchased from the Company. The Company's pledge is to provide our clientele with a liquid marketplace at any and all times.

       -Unconditional Fifteen-Day Refund: Every coin purchased through the Company carries an unconditional 15-day full money back guarantee. If, after inspecting the purchase, the customer wishes to return any coin for a full refund under this guarantee, the coin must be received by the Company no later than fifteen-days after postmark (or air bill date) of said coin. The purchaser is, therefore, encouraged to carefully inspect and evaluate all coins during this period. Fine art returns privilege is 30 days.

       -Thirty-Day Same as Cash Exchange: Any item(s) sold by the Company may be exchanged for other item(s) of equal or greater value (at the full original purchase price) within 30-days of the sale.
Bullion and generic coins, however, are excluded.

       -Approval Service: The Company will send coins and fine art on an approval basis to qualified buyers subject to credit verification and approval.

       -Low Price Guarantee: If any item purchased from The Company (excluding bullion and selected common generic issues) is advertised by a legitimate dealer for less than the Company's selling price (within 30 days), The Company will refund the difference, plus 10% of the difference.

       -Statements of Value: A thorough and complete evaluation of the coins and fine art purchased from The Company will be provided to all clients upon request. These reports provide current liquidation values as well as accurate data concerning profit and/or loss position.

       -Complete Database for Client: The Company maintains a state-of-the-art computer system to monitor all client acquisitions and liquidations. This system allows the Company to inform clients in a timely fashion, of any and all profit opportunities that should arise in the marketplace.

       -Commission Free Selling Service: The Company will liquidate gold and silver bullion or generic U.S. coins for top market prices, free of commissions or selling fees, provided that the proceeds are used to purchase coins from the Company. Otherwise, a service charge of 2.5% (for bullion and/or common generic: issues) or 10% (for rare U.S. coinage) will be assessed.

       -Appraisals of Currently Owned Materials: The Company will evaluate grade, performance potential and identify liquidation or hold strategy for its customers. This service is free of charge if the proceeds from the coins that are liquidated are used to acquire coins through the Company. Otherwise, a service charge of 2.5% of the total appraised value will be assessed.

       -Auction Representation: The Company attends every major numismatic auction, and will act as an agent on customers' behalf, for the purpose of acquisition, for a nominal fee of 2.5% to 10%, depending upon the amount purchased.

       -Full service PCGS and NGC Submission Center: The Company will examine customer's uncertified coins to determine suitability for grading (there is no charge for this service). The Company will then submit the coins on the customers' behalf (at our dealer cost) to PCGS or NGC for grading.

       -Rare Coin Strategy Planning Sessions: The Company provides personal one-on-one consultations with an experienced, knowledgeable numismatic professional to assist with portfolio planning, rare coin acquisitions and/or liquidations. This is a free service provided to qualified individuals.

       -Research Services: The Company will provide a free complete historical, providence, price history and current population data for any coin(s) and fine art purchased from the Company.

REGULATION

The rare coin and collectibles markets are not currently subject to direct federal, state or local regulation, although the sales of certain artwork and autographed sports memorabilia is regulated in some states. However, the Federal Trade Commission and many state attorneys general have shown an interest in regulating the sales of rare coins and other tangible assets as investments, and the State of New York has determined that under certain circumstances rare coins may be treated as securities under state law, thereby requiring rare coin dealers to register as broker-dealers and permitting investors all legal and equitable remedies otherwise available to buyers of securities. The Company relies upon the February 1998 ruling of U. S. District Court judge Kimba Wood in the case of Llewellyn v. North American Trading that the ordinary retail sale of rare coins to investors is not a security under the federal securities laws, and believes that its operations are not subject to regulation as the sale of securities. There is no assurance, however, that at some time in the future the sale of rare coins will so regulated, and that the Company's business will not be materially adversely affected thereby.

Over the past 15 years, the FTC has filed suits against numerous rare coin dealers alleging that the dealers' representations about coins were false or misleading to a person of average intellect, or that the dealers' retail markups were so high that their representations about investment risk and appreciation potential became misleading or untrue. These cases have not, however, created any clear rules by which dealers such as the Company can assure themselves of compliance. On January 1, 1996, the FTC's Telemarketing Sales Rule, authorized by the 1994 Telemarketing and Consumer Fraud and Abuse Prevention Act, took effect. "Telemarketing" is defined as any plan, program, or campaign which is conducted to induce payment for goods and services by ue of more than one interstate telephone call. The Rule applies to all sales of "investment opportunities", which is defined by whether the seller's marketing materials generally promote items. On the basis of representations about "income, profit, or appreciation." The Company believes that all of its retail sales are covered by the Rule, even those to collectors.

The Telemarketing Sales Rule requires the Company to inform customers of the following before accepting payment: the number of items being sold, the purchase price, and the Company's refund / exchange / buyback policy. The Rule also prohibits the Company from misrepresenting the "risk, liquidity, earnings potential, and profitability" of the items it sells. This in itself did not materially change prior law. However, during debates on the Telemarketing Sales Rule in 1995, FTC staff attorneys tried to impose additional specific requirements that dealers in "tangible assets" disclose to retail customers their actual cost for the items they sell, and also disclose "all material facts" about their goods before accepting any money from the customer. This would have required the Company to disclose its actual margins to its retail customers, as well as impose on the Company a near impossible burden of determining what facts were material to the purchase of coins or other collectibles. Although the FTC ultimately removed these additional requirements from the final version of the Rule, the FTC staff''s behavior demonstrated its particular concern for telemarketing of coins as investments. There is no assurance that the FTC will not amend the Rule in the future to impose these or other additional regulations, or that individual states will not impose such regulations, and that the Company's business will not be materially adversely affected thereby.

In addition, rare coins are favored by many investors because they can be bought, owned and sold privately, i.e., without registering with or notifying any Government agency. However, the Internal Revenue Service now requires dealers such as the Company to report on Form 8300 all sales of coins in which more than $10,000 in cash or cash-like instruments is used as payment. The private nature of rare coin ownership has occasionally resulted in rare coins being purchased by taxpayers for the purpose of concealing unreported income, or used to "launder" income derived from unlawful activities. This has caused local authorities to consider imposing registration and/or reporting requirements upon rare coin dealers, although the only such regulation enacted to date (in the City of Chicago) has not been enforced against full-time dealers in rare coins. There is no assurance that additional regulations will not be imposed upon the Company in the future, and that the Company's business will not be materially adversely affected thereby.

Taxation of Mail Order Sales.

The Company does not collect California sales tax on mail order sales to out-of-state customers, because interstate sales generally are tax-exempt. Nor does the Company collect use tax on its interstate mail order sales. Most states impose a use tax on "retailer(s) engaged in business in this state" on sales of "tangible personal property for storage, use, or other consumption in this state" (language from Section 6203 of the California Sales and Use Tax Law). Use tax is usually set at the same rate as sales tax, and its purpose is to level the playing field between local retailers who pay sales tax and out-of-state mail order companies who do not. Some states exempt rare coin sales over $1,000 from sales or use tax, but most do not. Although the federal Constitution restricts the right of states to tax interstate commerce, states can assess use tax-on any transaction where the out-of-state mail order firm has a "nexus", i.e., any physical presence, in the state, regardless of whether the sales themselves arise from that local presence. "Nexus" includes attending conventions, although at least one state (California) provides a seven-day "safe harbor" for out-of-state dealers attending conventions and whose sales are less than a certain dollar threshold. It also would include attending auctions or making buying or selling trips. On that basis, the Company may be deemed to have "nexus" in many states.

Use tax is the buyer's obligation, but states require retailers to collect the tax and remit it to the state along with a use tax return. There is no statute of limitations for use tax if no return has been filed by the dealer. To date, the Company has not been assessed for use tax by the taxing authority of any other state, nor has it received any inquiry indicating that it was being audited for purposes of such an assessment. However, there is no assurance that the Company will not be audited by taxing authorities of the states and be assessed for unpaid use taxes (plus interest and penalties) for a period of many years.

In addition to use tax, many states impose income and franchise taxes on out-of-state companies that derive net income from business with their residents. For example, California applies an income-based franchise tax to out-of-state corporations operating in California for the privilege of using the corporate form. The maximum tax rate is 11%, with a minimum tax of $800 per year.
Income derived outside California is not taxed, and in-state income of taxpayers liable for tax in more than one state is calculated using a formula contained in the Uniform Division of Income for Taxation Purposes Act, a statute in effect in Alabama, Alaska, Arizona, Arkansas, California, Colorado,

Hawaii, Idaho, Kansas, Kentucky, Maine, Michigan, Missouri,
Montana, Nebraska, Nevada, New Mexico, North Dakota, Oregon, South Carolina, South Dakota, Texas, Utah, and Washington. As with use tax, nexus principles apply, and the U.S. Supreme Court requires "a minimal connection between the interstate activities and the taxing state, and a rational relationship between the income attributed to the State and the intrastate values of the enterprise."

Assuming the existence of nexus, the Company could be subject to income-based taxes in each of the states in which it has had a physical presence at conventions, auctions or otherwise. The only exceptions would be in states where the Company is protected by a federal law, 15 U.S.C. Section 381, which immunizes companies from state income taxes if the company's only business activities in the taxing state consist of "solicitation of orders for interstate sales." There is no statute of limitations for income or franchise tax if no return has been filed by the dealer. To date, the Company has not been assessed for income tax or franchise tax by the taxing authority of any other state, nor has it received any inquiry indicating that it was being audited for purposes of such an assessment. However, there is no assurance that the Company will not be audited by taxing authorities of the states and be assessed for unpaid income or franchise taxes (plus interest and penalties) for a period of many years.

MAJOR SUPPLIERS

The Company obtains its coins and collectibles from many different individuals and entities and is not dependent on any major suppliers.

DEPENDENCE ON KEY CUSTOMERS

The Company is not dependent on any key customers but rather sells to a large variety of individual retail purchasers as well as several wholesale purchasers throughout the nation and world. However, during 1997 and 1998, one wholesale purchaser, Mike's Coin Gallery, located in Redondo Beach, California represented 16% and 12% of the Company's sales, respectively. The Company anticipates that Mike's Coin Gallery will represent less than 10% of the Company's sales through 1999.

PATENTS, TRADEMARKS, LICENSES

The Company does not depend upon any patents, trademarks, or licenses to conduct its business; nor does the Company hold any such patents or trademarks.

COST OF COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

The Company currently has no costs associated with compliance with environmental regulations. However, there can be no assurances that the Company will not incur such costs in the future.

NUMBER OF EMPLOYEES

As of June 30, 1999, the Company employed 22 people on a full time basis.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the company should be read in conjunction with the financial statements and notes thereto.

Prior to the acquisition of TIA by the Company, the Company had no revenues or expenses for the fiscal years ended December 31, 1997 and December 31, 1998, or for the three-month period ended March 31, 1999. Following the acquisition, management of the Company resigned and was replaced by TIA's officers and directors. The Company then adopted TIA's business plan. The following discussion assumes that the acquisition of TIA by the Company occurred as of December 31, 1996 and reflects the combined operations of the two entities.

GENERAL OVERVIEW

Beginning in 1998, the Company began shifting its focus away from the wholesale marketing of coins and began focusing its efforts on the retail coin as well as the fine arts market. Coupled with an overall heathy economy, the Company began realizing increased sales in fiscal year 1998.

Commencing in early 1999, Tangible Investments of America began to shift its resources and adjust its conceptual philosophy with the goal of developing the Company into a public company as well as developing an Internet presence. As a result, a large supplementary capital expenditure was required to implement the new infrastructure. Expansion of management and sales personnel, as well as considerable expense in computer hardware, software and extensive programming for the Company's anticipated E-Commerce Web-site (which will include two state-of-the-art auction sites), were all direct costs incurred as a result of this effort. Senior management was enhanced with the addition of a Chief Financial Officer along with a Sales Manager who will be responsible for the development and implementation of our new Tustin, California service
facility.   As a result, the Company dramatically increased its
sales staff, which required extensive training of new personnel. Moreover, the Company instituted a very aggressive marketing campaign, which includes national TV advertising on CNBC and MSNBC.
 Although an expensive endeavor, Management of the Company believes that such media campaigns are effective and that such campaigns have begun to attract new customers to the Company's products.

The Company's efforts and expenditures in the first half of 1999 will allow it to implement its new goal to assume a strong market position as an electronic-commerce company ("E-Commerce"), a goal which the Company expects to realize in the third or fourth quarter
of this year.   Management believes that the Company's shift away
from the wholesale market, to the retail and E-Commerce market would temporarily lower sales volume, but over the long term, would result in increased profit margins as well as increase sales volume. Sales for the first quarter 1999 decreased by approximately 13% while gross profit increased by 56%. The expanded emphasis upon retail trade has essentially offset a significant decrease in sales. The Company's mark-up on products has effectively risen from 17% to 25%, an overall increase in profit margins of approximately 47%. Considerable expenses will be incurred during the Company's transition phase, part of which has already been expensed by the Company. As a result, operating expenses for the three-month period ending March 31 increased from $474,805 in 1998 to $675,009 in 1999, largely due in part to one time expenditures.

NET SALES

Net Sales increased from $15,767,928 for the fiscal year ended December 31, 1997 to $19,535,978 for the fiscal year ended December 31, 1998. This 24% increase in net sales was due primarily to the Company's increased focus on marketing and an increased concentration on the retail market as opposed to the wholesale market. Retail sales typically have higher margins with gross markups of 15%-25% above the Company's wholesale prices. Additionally, during fiscal year 1998, the Company decided to place greater emphasis on its fine arts sales, and began to realize increased revenue in this area. Net sales for the three-month period ended March 31, 1999, however, decreased 13% from $5,425,701 for the three-month period ended March 31, 1998 to $4,745,407 for the three-month period ended March 31, 1999.

COST  OF  SALES

Cost of sales increased from $13,363,844 for the fiscal year ended December 31, 1997 to $16,146,584 for the fiscal year ended December 31, 1998. This 21% increase was primarily due to the Company's increased sales and focus on the retail market as previously discussed. Cost of sales for the three month period ended March 31, 1999 are $3,544,055 as compared to $4,656,156 for the three month period ended March 31, 1998.

GROSS PROFIT

Gross Profit increased 41% from $2,404,084 for the fiscal year ended December 31, 1997 to $3,389,394 for the fiscal year ended December 31, 1998. This increase in gross profit was primarily due to the higher mark-ups associated

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with retail sales and greater sales.  For the three-month period ended March 31, 1999, gross profit increased to $1,201,352 as compared to $769,545 for the three-month period ended March 31, 1998.

TOTAL OPERATING EXPENSES

Total Operating Expenses increased from $1,659,560 for the fiscal year ended December 31, 1997 to $1,971,521 for the fiscal year ended December 31, 1998. This 19% increase in Total Operating Expenses was primarily due to the increased cost associated with the Company's greater focus on retail sales. Total Operating Expenses increased from $474,805 for the three months ended March 31, 1998 to $697,382 for the three-month period ended March 31, 1999 (a 47% increase), due largely in part to the Company's expansion efforts as described above.

NET INCOME

Net Income for the fiscal year ended December 31, 1997 of 740,897 rose 89% to $1,397,865 for the fiscal year ended December 31, 1998. This increase was primarily a result of the increase in Net Sales resulting from the Company's focus on retail sales. Net income for the three-month period ending March 31, 1999, rose to $505,650, as compared to $294,990 for the three-month period ending March 31, 1998. This 71% was also primarily due to the increase in Net Sales.

ASSETS AND LIABILITIES

Total Assets as of December 31, 1998 were $5,773,074 as compared to $4,584,972 as of December 31, 1997. This 26% increase was primarily due to an increase in inventory as a result of the Company's decision to increase its focus on retail and fine art sales. Total Assets as of March 31, 1999 were $6,478,187 as compared to $5,829,380 (a 11% increase) as of March 31, 1998.

STOCKHOLDERS' EQUITY

Stockholders' Equity increased from $2,639,598 as of December 31, 1997 to $3,412,616 as of December 31, 1998. This 29% increase was primarily due to the Company's increased earnings as a result of increased net income over fiscal 1997. Stockholders' Equity as of March 31, 1999 was $2,421,251, as compared to $2,969,940 as of
March 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES

Cash increased 72% from $24,545 as of December 31, 1997 to $42,285 as of December 31, 1998. This increase was primarily due to the Company's increased Sales and Net Income as previously discussed. Cash as of March 31, 1999 was $9,620 as compared to $31,560 as of March 31, 1998, a decrease of 70%, due primarily to the increased expenses incurred as a result of the Company's expansion efforts.

On December 1, 1998, Tangible Investments of America, Inc., the Company's predecessor, entered into a line of credit of up to $600,000 with interest at prime (prime was 7.75% as of December 31, 1998) plus 2.625%, collateralized by the contents of the building (inventory and furniture and fixtures) plus the personal guarantee of Silvano DiGenova. The outstanding balance as of December 31, 1998 was $600,000.

On March 31, 1999 Tangible Investments of America, Inc., the Company's predecessor, in consideration of funds advanced by the sole shareholder to the Company in the amount of $1,400,000, executed a convertible note in favor of Silvano DiGenova of the same amount. Interest is payable quarterly at an annual rate of 9%. The note, including any unpaid accrued interest thereon will become due and payable on March 31, 2004. The note contains certain acceleration, extension and conversion provisions. The conversion provision allows Mr. DiGenova the right to convert the principal amount on this note, or any portion of the principal amount into shares of the common stock of the Company at a conversion price for each share equal to $1.00. It is management's intent, upon availability of cash flow, to repay $600,000 of this note during 1999.

The company has been able to maintain profitability in spite of significant expenditures for the auction site development and additional computer hardware. Management feels that its efforts are in line with the business plan and cautiously will grow as cash constraints allow. Negotiations are currently under way with several financial institutions to increase the company's borrowing level and future growth will be controlled by the amount of working capital available to meet the company's needs. However, there can be no assurances that the Company will be able to secure such financing.

CAPITAL EXPENDITURES

In the first quarter of 1999, the Company incurred a $17,058 expenditure for hardware associated with the computer system and related software development costs for the auction site. A new fully integrated accounting software program has also been added which brought with it, the costs related to its conversion and implementation. Marketing and promotional expenses have been incurred and will continue to be incurred in order to maintain the level of awareness achieved by the Company and its services. A special market-tracking program has been installed for the sales group to utilize in its customer service efforts. A professional marketing and public relations firm has also been hired to assist the company to this end.

INFLATION

Management believes that inflation has not had a material effect on the Company's results of operations.

YEAR 2000 DISCLOSURE

The Company has completed a review of its computer systems and non-information technology ("non-IT") systems to identify all systems that could be affected by the inability of many existing computer and microcontroller systems to process time-sensitive data accurately beyond the year 1999, referred to as the Year 2000 or Y2K issue. The Company is dependent on third-party applications, particularly with respect to such critical tasks as accounting, billing, and inventory control. The Company also relies on its own computer and non-IT systems (which consists of personal computers, internal telephone systems, internal network server, and operating systems). In conducting the Company's review of its internal systems, the Company performed operational tests of its systems which revealed no Y2K problems. As a result of its review, the Company has discovered no problems with its systems relating to the Y2K issue and believes that such systems are Y2K compliant. Costs associated with the Company's review were not material to its results of operations.

While the Company believes that its procedures have been designed to be successful, because of the complexity of the Year 2000 issue and the interdependence of organizations using computer systems, there can be no assurances that the Company's efforts, or those of third parties with whom the Company interacts, have fully resolved all possible Year 2000 issues. Failure to satisfactorily address the Year 2000 issue could have a material adverse effect on the Company. The most likely worst case Y2K scenario which management has identified to date is that, due to unanticipated Y2K compliance problems, the Company may be unable to bill its customers, in full or in part, for product sold. Should this occur, it would result in a material loss of some or all gross revenue to the Company for an indeterminable amount of time, which could cause the Company to cease operations. Although the Company has received written assurances from its major suppliers that they are, or will be, Year 2000 compliant, should any such supplier fail to adequately address the Year 2000 problem, the Company's only recourse for any damages suffered as a result would be through litigation. The Company has not yet developed a contingency plan to address this worst case Y2K scenario, and does not intend to develop such a plan in the future.

ITEM 3 - DESCRIPTION OF PROPERTY

Effective June 15, 1996, the Company began leasing approximately 4,092 square feet of administrative and retail space in Laguna Beach, California at a monthly rental rate of $5,000 per month beginning on September 1, 1996. This facility serves as the Company's headquarters and primary retail location. The monthly rental rate is scheduled to increase in accordance with the Consumer Price Index on an annual basis, up to a limit of 6% per year but subject to a 3% minimum increase. The lease is scheduled to terminate on June 30, 2001. However, the Company has an option to extend the lease for an additional five year term.

Effective March 31, 1999, the Company began leasing approximately
1,722 square feet of administrative space in Tustin, California at a monthly rental rate of $2,066.40. This facility serves as the Company's customer service site. The lease is scheduled to terminate on April 30, 2000.

Beginning on May 1, 1999, the Company began leasing approximately
2,350 square feet of retail space in Las Vegas, Nevada pursuant to an oral month-to-month lease with Commercial West Property
Management at a rate of $2,000 per month. The Company is currently investigating alternative retail locations for its Las Vegas operations.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 30, 1999, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

                           Name and Address of                             Common Stock       Percent of
Title of Class             Benefical Owner                                 Outstanding       Outstanding

Common Stock               Silvano A. DiGenova                             15,492,000          79.65%
                           1550 S. Pacific Coast Highway, Ste 10
                           Laguna Beach, California

Common Stock               Ken Walczy(1)                                       0                 0%
                           1550 S. Pacific Coast Highway, Ste 10
                           Laguna Beach, California

Common Stock               Mike Bonham(2)                                      0                0%
                           1550 S. Pacific Coast Highway, Ste 10
                           Laguna Beach, California

All Directors and                                                          15,492,000          79.65%
Officers as a Group
(3 Persons)


(1) Does not include 100,000 options to acquire shares of the Company's common stock which vest in 25% increments each year over a four year period beginning on May 21, 1999 at an exercise price of $4.46 per share.
(2) Does not include 75,000 options to acquire shares of the Company's common stock which vest in 20% increments each year over a five year period beginning on April 1, 1999 at an exercise price of $1.00 per share.

The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The directors and executive officers of the Company are as follows:


Name                           Age      Positions

Silvano A. DiGenova            37       Chief Executive Officer, President,
                                        Secretary,
                                        and Chairman of the Board

Ken Walczy                     59       Vice President of Finance,Treasurer,
                                        and Director

Michael Bonham                 41       Vice President of Sales & Marketing, and Director


SILVANO A. DIGENOVA is currently the Company's Chief Executive Officer, President, Secretary, and Chairman of the Company's Board of Directors. Mr. DiGenova founded Tangible Investments of America, what would later become the Company, in 1977. Mr. DiGenova is a recognized leader in the numismatic and fine arts field. In 1986, Mr. DiGenova helped form the Professional Coin Grading Service, the first widely accepted uniform grading system for rare coins.

KEN WALCZY is currently the Company's Vice President of Finance, Treasurer, and a member of the Company's Board of Directors. Mr. Walczy has over twenty years experience in the field of finance. Prior to joining the Company in May 1999, Mr. Walczy worked as an independent consultant. Between February 1983 to March 1998, Mr. Walczy was the CFO and Controller for Arnco, Inc., a privately held manufacturer of high technology electronic circuits. While at Arnco, Mr. Walczy was responsible for all aspects of financial reporting, job costing, budgeting, and inventory computations. From March 1981 to February 1983, Mr. Walczy was the Manager for Management Information Systems for Rainbird Sprinkler, Inc., a privately held manufacturer of irrigation components and systems. While at Rainbird, Mr. Walczy was responsible for overseeing the System Analysis Department in designing and implementing cost accounting system for Rainbird. From November 1978 to march 1981, Mr. Walczy was a Management Consultant for Coopers & Lybrand LLP., a Big Eight CPA firm. Mr. Walczy has a Bachelor of Science Degree in Accounting from the California State University, Fullerton and a Master of Business Administration from Pepperdine University.

MICHAEL BONHAM is currently the Company's Vice President of Sales & Marketing and a member of the Company's Board of Directors. From
March 1991 to May 1999, Mr. Bonham assisted Tangible Investments of America, Inc. as an independent contractor responsible for sales and marketing. Mr. Bonham has extensive experience in the bullion markets. Between January 1987 through March 1991, Mr. Bonham worked with International Rare Coin & Bullion.

ITEM 6 - EXECUTIVE COMPENSATION

On May 1,1999 the Company entered into an oral employment Agreement with Silvano DiGenova, the Company's President, CEO, Secretary, and Chairman of the Board of Directors, whereby the Company will pay Mr. DiGenova an annual salary of $250,000.00. This agreement may be canceled at any time by either the Company or Mr. DiGenova. Additionally, the Company has agreed to provide Mr. DiGenova with an automobile at a cost of up to $10,000 per year.

On May 1,1999 the Company entered into an oral employment Agreement with Kenneth Walczy, the Company's Vice President-Finance and CFO, whereby the Company will pay Mr. Walczy an annual salary of $80,000.00. In addition to his annual salary, the Company also agreed to grant Mr. Walczy options to purchase 100,000 shares of the Company's common stock at an exercise price of $4.46 per share, vesting over a period of four years.

On May 1,1999 the Company entered into an oral employment Agreement with Michael Bonham, the Company's Vice President-Sales and Marketing , whereby the Company will pay Mr. Bonham an annual salary of $50,000.00 plus commissions on sales attributable to Mr. Bonham.
 In addition to his annual salary, the Agreement confirmed the prior issuance of options to purchase 75,000 shares of the Company's common stock at an exercise price of $1.00 per share which vest over a period of five years.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the three months ending March 31, 1999, the fiscal year ended December 31, 1998, and the fiscal year ended December 31, 1997. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                          SUMMARY COMPENSATION TABLE

                                Annual Compensation                         Long Term Compensation
                                                                         Awards                  Payouts


                                                          Restricted    Securities
                                           Other Annual      Stock      Underlying  LTIP       All Other
Name and                Salary      Bonus  Compensation   Awards ($)     Options    Payouts    Compensation
Principal       Year     ($)         ($)       ($)                      SARs (#)     ($)           ($)
Position

Silvano         1999    39,500       -0-       -0-           -0-            -0-      -0-           -0-
DiGenova       (3/31)
(President,
CEO)
                1998   250,000       -0-       -0-           -0-            -0-      -0-           -0-

                1997   150,000       -0-       -0-           -0-            -0-      -0-           -0-

Kenneth Walczy  1999     n/a         -0-       -0-           -0-            -0-      -0-           -0-
(V.P. Finance, (3/31)
Secretary, &
Treasurer)      1998     n/a         -0-       -0-           -0-            -0-      -0-           -0-

                1997     n/a         -0-       -0-           -0-            -0-      -0-           -0-

Michael Bonham  1999     n/a         -0-       -0-           -0-            -0-      -0-           -0-
(V.P. Sales &  (3/31)
Marketing
                1998     n/a         -0-       -0-           -0-            -0-      -0-           -0-

                1997     n/a         -0-       -0-           -0-            -0-      -0-           -0-



                                         OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                 (INDIVIDUAL GRANTS)


                     NUMBER OF SECURITIES     PERCENT OF TOTAL
                     UNDERLYING               OPTIONS/SAR'S
                     OPTIONS/SAR'S            GRANTED TO EMPLOYEES         EXERCISE OF BASE     EXPIRATION
NAME                 GRANTED (#)              IN FISCAL YEAR               PRICE ($/SH)         DATE

Silvano DiGenova          -0-                         n/a                         n/a                 n/a

Kenneth Walczy(1)         -0-                         n/a                         n/a                 n/a

Michael Bonham(2)         -0-                         n/a                         n/a                 n/a



                          AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                 AND FY-END OPTION/SAR VALUES

                                                         Number of Unexercised      Value of
                                                         Securities Underlying      Unexercised In-
                         Shares Acquired                 Options/SARs At FY-End     The-Money Option/SARs
                         On Exercise     Value                     (#)              At FY-End ($)
Name                      (#)            Realized ($)    Exercisable/Unexercisable  Exercisable/Unexercisable

Silvano DiGenova          -0-             n/a               n/a                       n/a

Kenneth Walczy            -0-             n/a               n/a                       n/a

Michael Bonhyam           -0-             n/a               n/a                       n/a


(1) Does not include 100,000 options to acquire shares of the Company's common stock which vest in 25% increments each year over a four year period beginning on May 21, 1999 at an exercise price of $4.46 per share granted to Mr. Walczy on May 21, 1999.
(2) Does not include 75,000 options to acquire shares of the Company's common stock which vest in 20% increments each year over a five year period beginning on April 1, 1999 at an exercise price of $1.00 per share granted to Mr. Bonham on April 1, 1999.

COMPENSATION OF DIRECTORS

Currently, Directors of the Company receive no compensation.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On February 5, 1999, Tangible Investments of America, the Company's predecessor, entered into a Corporate Development Agreement with the Michelson Group, Inc. ("Michelson"). As part of the Agreement, Michelson has agreed to provide consultation and corporate development services on behalf of the Company. In return, the Company has agreed to compensate Michelson in the amount of $6,500 per month in addition to warrants to purchase up to 4.9% of the outstanding shares of the Common Stock of the Company (as calculated following the completion of a private placement by the Company (the "Offering")) at an exercise price of $0.01. Pursuant to the Agreement, Michelson has agreed that the exercise of the warrants adhere to the following schedule: one fourth of the warrants can be exercised upon execution of the Agreement; an additional one fourth when the Company breaks escrow on a bridge financing; an additional one fourth once the Company's market capitalization reaches $50,000,000; and the remaining one fourth upon the Company breaking escrow on an equity financing of $3,000,000 or more.
As of June 30, 1999, 432,854 options have been exercised, resulting in net proceeds of approximately $4,321 to Company.

On March 15, 1999 the Tangible Investments of America, the Company's predecessor, pursuant to the unanimous consent of the Board of Directors, declared a distribution of $1,400,000 to Silvano DiGenova, it's sole shareholder. On March 31, 1999 the Directors of the Company, in consideration of funds advanced by the sole shareholder to the Company in the amount of $1,400,000, executed a convertible note in favor of Silvano DiGenova of the same amount. Interest is payable quarterly at an annual rate of 9%. The note, including any unpaid accrued interest thereon will become due and payable on March 31, 2004. The note contains certain acceleration, extension and conversion provisions. The conversion provision allows Mr. DiGenova the right to convert the principal amount on this note, or any portion of the principal amount into shares of the common stock of the Company at a conversion price for each share equal to $1.00.
It is management's intent, upon availability of cash flow, to repay $600,000 of this note during 1999.

On April 28, 1999, the Company (which at the time was designated Austin Land & Resources, Inc., acquired all of the outstanding common stock of Tangible Investments of America, Inc., a Pennsylvania corporation ("TIA") in a business combination described as a "reverse acquisition." As part of the reorganization, the Company issued 16,000,000 shares of its Common Stock to the shareholders of TIA in exchange for all of the outstanding shares of Common Stock of TIA. Such shares include the shares owned by officers and directors of the Company as set forth in the Section "Security Ownership of Certain Beneficial Owners and Management" hereunder.

ITEM 8 - DESCRIPTION OF SECURITIES

COMMON STOCK

The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock, $0.001 par value per share, of which 19,450,354 were outstanding as of June 30, 1999. Pursuant to the Agreement and Plan of Reorganization dated April 28, 1999, the Company approved a 2-for-1 reverse stock split of its Common Stock. All references to the numbers of shares of the Company's Common Stock are adjusted to reflect the 2-for-1 reverse split of the Company's Common Stock. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

TRANSFER AGENT

The transfer agent for the Common Stock is Alpha Tech Stock Transfer, 4505 South Wasatch Blvd., Suite 205, Salt Lake City, UT 84124.

                                   PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

The following table sets forth the high and low bid prices for shares of the Company Common Stock for the periods noted, as reported by the National Daily Quotation Service and the NASDAQ Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The Company's Common Stock was listed on the NASDAQ Over-the-Counter Bulletin Board on August 10, 1998 under the trading symbol ASLR. However, the Company's Common Stock did not begin trading until subsequent to its acquisition of Tangible; whereas on May 18, 1999, the Company's Common Stock was changed to TAGZ. As the Company has not yet complied with the NASD's Eligibility Rule 6530 (as further discussed below), the Company's trading symbol was changed to TAGZE on August 6, 1999.


                                                         Bid Prices
Year         Period                                      High      Low

1999         First Quarter. . . . . . . . . . .          n/a       n/a
             Second Quarter (3/18/1999 to 6/30/1999).    6.05      5.74


Pursuant to NASD Eligibility Rule 6530 (the "Rule") issued on January 4,
1999, issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934 are ineligible for listing on the NASDAQ
Over-the-Counter Bulletin Board. Pursuant to the Rule, issuers who are not current with such filings are subject to de-listing pursuant to a phase-in schedule depending on each issuer's trading symbol as reported on January 4, 1999. As previously discussed, the Company's trading symbol on January 4, 1999 was ASLR. Therefore, pursuant to the phase-in schedule, the Company is subject to de-listing on September 1, 1999. One month prior to an issuer's de-listing date, non complying issuers will have their trading symbol appended with an "E". As a result the Company's trading symbol was changed to TAGZE on August 6, 1999.

The Company is not currently in compliance with the Rule, and in the past, has not made filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934. The Company has filed this Registration Statement on Form 10-SB in order to become a "reporting" company and therefore comply with the Rule.
However, the Company will remain subject to de-listing on September 1, 1999 until such time as the Securities and Exchange Commission has reviewed the Company's Form 10-SB and has stated that it has no further comments. Once the Company has complied with the Rule, it will once again become eligible for listing on the NASDAQ Over-the-Counter Bulletin Board and will seek to be reinstated on the NASDAQ Over-the-Counter Bulletin Board.

NUMBER OF SHAREHOLDERS

The number of beneficial holders of record of the Common Stock of the company as of the close of business on June 30, 1999 was 45. Many of the shares of the Company's Common Stock are held in "street name" and consequently reflect numerous additional beneficial owners.

DIVIDEND POLICY

To date, the Company has declared no cash dividends on its Common Stock, and does not expect to pay cash dividends in the next term. The Company intends to retain future earnings, if any, to provide funds for operation of its business.

ITEM 2 - LEGAL PROCEEDINGS

The Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its business. The


Company is not currently involved in any such litigation which it believes could have a materially adverse effect on its financial condition or results of operations.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Prior to the acquisition of TIA by Austin, as previously described, the Company engaged Barry L. Friedman, P.C., Certified Public Accountants, to audit the Company' s financial statements for the fiscal years ended
December 31, 1997, and December 31, 1998.  TAI's Certified Public
Accountants were Goldenberg Rosenthal LLP.

The Company is currently in the process of locating and engaging a national certified accounting firm to audit its Fiscal year 1999 financial statements, and anticipates to engage such firm within 30 to 60 days.

There have been no disagreements between management and its accountants of the type required to be reported under this Item 3 since their date of engagement.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

On April 28, 1999, Tangible Asset Galleries, Inc. (which at the time was designated Austin Land & Resources, Inc., a Nevada corporation ("Austin")
acquired all of the outstanding common stock of Tangible Investments of
America, a Pennsylvania corporation ("TIA") in a business combination
described as a "reverse acquisition."   As part of the reorganization, the
Company issued 16,000,000 shares of its "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to the
shareholders of Austin in exchange for all of the outstanding shares of TIA.
 Such shares include the shares owned by officers and directors of the
Company as set forth in the Section "Security Ownership of Certain
Beneficial Owners and Management" hereunder.  This issuance was conducted under an exemption under Section 4(2) of the Securities Act of 1933.

On April 28, 1999, the Company issued 17,500 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to MRC Legal Services Corp., the Company's securities counsel, in consideration for legal services rendered. The issuance was exempt under
Section 4(2) of the Securities Act of 1933.

On April 28, 1999, the Company issued 432,854 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common
Stock to the Michelson Group, pursuant to a Corporate Development Agreement entered into between the Company and the Michelson Group. This issuance was conducted under an exemption under Section 4(2) of the Securities Act of 1933.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation Laws of the State of Nevada and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.
Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.

The Company does not currently maintain any Directors and Officers Liability
Insurance policy.


                                   PART F/S

FINANCIAL STATEMENTS

The Financial Statements required by this Item are included at the end of this report beginning on Page F-1 as follows:

    Tangible Investments of America, Inc. Financial Statements for the
    Fiscal Years ended December 31, 1998 and December 31, 1997             F-1

    Austin Land & Resources, Inc., Financial Statements for the Fiscal
    Years ended December 31, 1998, December 31, 1997 and December
    31, 1996                                                               F-13

    Interim Financial Statements of Tangible Asset Galeries, Inc.
    for the Period Ending March 31, 1999                                   F-27

    Interim Financial Statements of Austin Land & Resources, Inc.
    for the Period Ending March 31, 1999                                   F-32

    Tangible Asset Galleries, Inc. Pro Forma Combined Financial
    Statements                                                             F-37


The above financial statements are presented pursuant to an Acquisition
Agreement dated April 28, 1999 by which Tangible Investments of America,
Inc. ("Tangible") was acquired by Austin Land & Resources, Inc.  ("Austin").
For financial reporting purposes, Tangible is considered the acquiror and therefore the predecessor, and Austin is considered the acquiree, and therefore, its financial statements are included pursuant to Item 310(c) of Regulation S-B.


                                   PART III

ITEM 1 - INDEX TO EXHIBITS


EXHIBIT NO.  DESCRIPTION

   (1)       Acquisition Agreement dated April 28, 1999 by and between
             Austin Land & Resources, Inc. and Tangible Investments of
             America, Inc.

   (3.1)     Articles of Incorporation of Austin Land &
             Resources, Inc. filed on August 30, 1995.

   (3.2) Amendments to the Articles of Incorporation of Austin Land & Resources, Inc., changing the name of the Company to Tangible Asset
             Galleries, Inc.

   (3.3)     Bylaws of the Company

   (10.1)    Lease dated June 15, 1996 by and between Tangible
             Investments of America and LBP Enterprises for the lease of real property located at 1550 South Coast
             Highway, Laguna Beach, California.

   (10.2)    Lease dated March 31, 1999 by and between Tangible
             Investments of America and Tustin Business Center,
             L.P. for the lease of real property located at 17842
             Irvine, Boulevard, Tustin, California.

   (10.3)    Line of Credit between Tangible Investments of
             America, Inc. and Wells Fargo Bank, dated  December
             1, 1999.

ITEM 2 - DESCRIPTION OF EXHIBITS

Not applicable



                                  SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      TANGIBLE ASSET GALLERIES, INC.


Date: August 20, 1999                 By: /s/ Silvano DiGenova
                                      Silvano DiGenova
                                      President & Chief Executive Officer














	TANGIBLE INVESTMENTS
	OF AMERICA, INC.
	______________________________

	Financial Statements and
	Supplementary Information

	Years Ended December 31, 1998 and 1997












                      F-1




          TANGIBLE INVESTMENTS
            OF AMERICA, INC.

           TABLE OF CONTENTS



                                 Page

Independent Auditor's Report	   1-2

Financial Statements

  Balance Sheets	              3

  Statements of Income
   and Retained Earnings	    4

  Statements of Cash Flows	   5-6

  Notes to Financial Statements  7-11


Supplementary Information

 Selling, General and
  Administrative Expense	    12


                      F-2



[Goldenberg Rosenthal, LLP letterhead]












                     INDEPENDENT AUDITOR'S REPORT


                                                      January 23, 1999
                                             May 14, 1999 as to Note 6
                                                       August 17, 1999



Board of Directors
Tangible Investments of America, Inc.
Laguna Beach, California


         We have audited the accompanying balance sheets of TANGIBLE
INVESTMENTS OF AMERICA, INC. as of December 31, 1998 and 1997, and the related statements of income and retained earnings, and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         The 1997 financial statements of TANGIBLE INVESTMENTS OF
AMERICA, INC. were audited by Schmeltzer * Master Group, PC, whose report dated February 6, 1998 expressed an unqualified opinion on the balance sheet and disclaimed an opinion on the statements of income and retained earnings and of cash flows. Their report expressed a disclaimer of opinion on the statements of income and retained earnings and of cash flows because they did not observe the physical inventory taken as of December 31, 1996, since that date was prior to their initial engagement as auditors for the Company.
Goldenberg Rosenthal, LLP has performed the necessary procedures to satisfy ourselves as to the balances of inventory and other assets and liabilities as of December 31, 1996.


         In addition, Goldenberg Rosenthal, LLP has performed the necessary procedures to enable us to express an opinion on the 1997 financial statements. Accordingly, our opinion on the 1997 financial statements, as presented herein, is different from that expressed in the Schmeltzer * Master Group, PC report.

         Our procedures related to the 1997 financial statements were completed as of August 17, 1999 and our opinion is as of that date only as it relates to the 1997 financial statements.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TANGIBLE INVESTMENTS OF AMERICA, INC. as of December 31, 1998 and
1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule of selling, general and administrative expenses is presented for supplementary analysis purposes. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements, and, accordingly, we express no opinion or any other form of assurance on that supplementary information.





                              /s/ Goldenberg Rosenthal, LLP


Jenkintown, Pennsylvania

                                2
                              (F-3)

              TANGIBLE INVESTMENTS OF AMERICA, INC.
                          BALANCE SHEETS




                                              December 31
                                         ----------------------
                                            1998        1997
                                         ---------    ---------
  ASSETS

Current assets
  Cash                                      42,285   $   24,545
  Accounts receivable                      684,498    1,367,099
  Other receivables                         49,650        3,400
  Inventory                              4,856,277    3,051,508
  Prepaid expenses                          12,431        4,899

Total current assets                     5,645,141    4,451,451


Property and equipment
  Furniture and equipment                  119,572      101,049
  Automotive equipment                       -           13,823
  Leasehold improvements                    41,601       41,601

                                           161,173      156,473
Less accumulated depreciation               68,187       55,017

                                            92,986      101,456
Other assets
  Investment                                 4,550        -
  Customer list (net of accumulated amort
    of $3,753 in 1998 and $2,085 in 1997)   21,247       22,915
  Security deposits                          9,150        9,150

                                            34,947       32,065

Total Assets                             5,773,074   $4,584,972


  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Line of credit                           600,000   $  200,637
  Current obligation under capital lease     4,445        -
  Accounts payable                       1,626,259    1,663,747
  Accrued expenses                          37,269       74,872
  Shareholder loan payable                  80,000        -
  Taxes payable                              4,843        6,118


Total current liabilities                2,352,816    1,945,374

Commitments

Long-Term Debt
  Obligation under capital lease net
    of current portion                       7,642        -

Stockholder's Equity
  Common stock, no par value,
    Authorized              1,000 shares
    Issued and outstanding    490 shares        10           10
  Additional paid in capital             1,850,579    1,850,579
  Retained earnings                      1,562,027      789,009

                                         3,412,616    2,639,598

Total Liabilities and Stockholder's
 Equity                                   5,773,074  $4,584,972


                    See notes to financial statements
                                  3
                                (F-4)

           TANGIBLE INVESTMENTS OF AMERICA, INC.
        STATEMENTS OF INCOME AND RETAINED EARNINGS

                                      Year Ended December 31
                                      ----------------------
                                        1998         1999
                                      ---------   ----------

Net sales                            19,535,978   15,767,928

Cost of sales                        16,146,584   13,363,844

Gross profit                          3,389,394    2,404,084

Operating expenses
  Selling                               936,026      912,070
  General and administrative          1,035,495      747,490

Total operating expenses              1,971,521    1,659,560

Income from operations                1,417,873      744,524

Other income (losses)
  Interest                                1,979        3,569
  Gain on sale of property
    and equipment                           775          804
  Loss on investment                     (8,062)       -

Total other income (losses)              (5,308)       4,373

Income before income taxes            1,412,565      748,897

Income taxes                             14,700        8,000

Net income                            1,397,865      740,897

Retained earnings - beginning of year   789,009      518,328

Stockholder distributions              (624,847)    (470,216)

Retained earnings - end of year       1,562,027      789,009








                See notes to financial statements

                                4
                              (F-5)

                  TANGIBLE INVESTMENTS OF AMERICA, INC.
                       STATEMENTS OF CASH FLOWS


                                           Year Ended December 31
                                             1998           1997

Cash flows from operating activities
  Net income                               $1,397,865   $   740,897
  Adjustments to reconcile net income to
    net cash provided by operating activities
      Depreciation and amortization            25,436        25,090
      Gain on sale of property and
        equipment                                (775)         (804)
      Loss on investment                        8,062           -
      Interest on investment                     (112)          -
      (Increase) decrease in assets
        Accounts receivables                  682,601    (1,019,266)
        Other receivables                     (46,250)      115,779
        Inventory                          (1,804,769)     (173,861)
        Prepaid expenses                       (7,532)       (4,392)
        Security deposits                        -             (650)
      Increase (decrease) in liabilities
        Cash overdraft                       (735,945)
        Accounts payable                      698,456       579,072
        Accrued expenses                      (37,604)       45,496
        Taxes payable                          (1,275)          713

Net cash provided by operating activities     178,158       308,074

Cash flows from investing activities
  Proceeds from sale of automobile              4,000        11,435
  Purchases of property and equipment          (4,074)      (34,088)
  Purchase of investment                      (12,500)          -
  Sale of investment                             -           20,000

Net cash used in investing activities         (12,574)       (2,653)

(continued)


                  See notes to financial statements
                                 5
                               (F-6)


               TANGIBLE INVESTMENTS OF AMERICA, INC.
                     STATEMENTS OF CASH FLOWS


(continued)

Cash flows from financing activities
  Loan payable - shareholder                   80,000           -
  Repayments on obligations under
    capital lease                              (2,360)          -
  Net proceeds from lines of credit           399,363        91,506
  Stockholder distributions                  (624,847)     (449,888)

Net cash used in financing activities        (147,844)     (358,382)

Net increase (decrease) in cash                17,740       (52,961)

Cash - beginning of year                       24,545        77,506

Cash - end of year                            $42,285       $24,545


SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION

  Cash paid during the year for

    Interest                                  $85,683       $44,794
    Income taxes                              $13,872       $ 2,080


SUPPLEMENTAL DISCLOSURE OF NONCASH
  INVESTING AND FINANCING ACTIVITIES

  Fair value of assets acquired for debt      $14,449       $   -




                       See notes to financial statements
                                     6
                                   (F-7)

NOTE 1
Summary of
Significant
Accounting
Policies

Business Activity

Tangible Investments of America, Inc. (the "Company") was incorporated May 3, 1984 under the laws of the Commonwealth of Pennsylvania. The principal business activity is that of selling numismatic coins, antiques and artwork to dealers and collectors.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from estimates that were used.

Cash and Cash Equivalents

The Company maintains cash at various financial institutions, which may exceed federally insured amounts at times and which may exceed balance sheet amounts due to outstanding checks.

For purposes of preparing the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash and cash equivalents.

Accounts Receivable

The company grants credit to customers, substantially all of whom are numismatic coin dealers. No allowance for doubtful accounts has been recorded.

Inventory

Inventories consisting of coins, artwork and antiques are stated at the lower of cost (specific identification) or market. Cost value as of December 31, 1998 and 1997 was $4,993,969 and $3,128,298, respectively.

                                  7
                                (F-8)

TANGIBLE INVESTMENTS
OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1
Summary of
Significant
Accounting
Policies
(continued)

Property and Equipment

Property and equipment (including major renewals, replacements, and betterments) are capitalized and stated at cost. Expenditures for ordinary maintenance and repairs are charged to operations as incurred. Upon the sale or other disposition of property, the cost and related accumulated depreciation or amortization are eliminated from the accounts and any resulting gain or loss is reflected in the results or operations. Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the related assets.

Depreciation amounted to $23,768 and $23,422 in 1998 and 1997, respectively

Customer List

The cost of the customer list purchased in 1996 is being amortized on the straight-line method over 15 years. Amortization expense in 1998 and 1997 was $1,668 and $1,668, respectively.

Advertising

Advertising costs are expensed as incurred. Advertising expenses for 1998 and 1997 were $115,317 and $185,376, respectively.

Income Taxes

The Company, with the consent of its sole shareholder has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and Pennsylvania and California state codes. Under these provisions, the Company does not pay federal or Pennsylvania taxes on its taxable income and pays reduced California franchise taxes on its taxable income. As a result, the Company's income, losses and credits are included in the individual tax returns of the Company's stockholder.

Profit Sharing Plan

The Company's profit sharing plan covers all employees who have met certain service requirements. Contributions to the plan are at the discretion of the board of directors each year, however, contributions can not exceed 15% of each covered employee's salary. Contributions made to the plan for the years ended 1998 and 1997 were $47,501 and $29,328, respectively.


                                8
                              (F-9)

TANGIBLE INVESTMENTS
OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1
Summary of
Significant
Accounting
Policies
(continued)

Reclassifications

Certain reclassifications have been made to the 1997 financial statements to conform with the 1998 financial statement presentation. Such reclassification had no effect on net income as previously reported.

NOTE 2
Investment

The investment represents a 5% ownership interest in Numismatic
Interactive Network, L.L.C. which is a company that trades in coins over the internet.


NOTE 3
Lines-of-Credit
7
The Company maintains a line-of-credit at a bank headquartered in California which provides short-term borrowings with interest payable monthly as follows:

A $600,000 line of credit with interest at prime (prime was 7.75% as of December 31, 1998) plus 2.625%, collateralized by the contents of the building (inventory and furniture and fixtures) plus the personal guarantee of the sole shareholder. The outstanding balance as of December 31, 1998 was $600,000.

NOTE 4
Commitments

The Company conducts its California operations from facilities that are leased under a five-year non-cancelable operating lease expiring in June, 2001. There is an option to renew the lease for an additional five years. Future minimum rental payments required under the above lease as of December 31, 1998 are as follows:


                 Year Ending December 31

                          1999              $ 60,000
                          2000                60,000
                          2001                30,000
                                            --------
                                            $150,000


                                9
                              (F-10)

TANGIBLE INVESTMENTS
OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS



NOTE 4
Commitments
(continued)

Rent expense for 1998 and 1997 was $63,503 and $63,040, respectively.

The Company began leasing three vehicles in 1997. Future minimum lease payments required under the leases as of December 31, 1998 are as follows:



                   Year Ending December 31

                            1999              $20,442
                            2000               13,504
                            2001               10,128
                                              -------
                                              $44,074


Lease expense for 1998 and 1997 was $24,488 and $13,067, respectively.

During 1998, the Company acquired equipment totaling $14,449 under a three-year capital lease agreement. Amortization of the capital lease included in depreciation amounted to $2,890 for the year ended December 31, 1998. Future principal payments under this lease is as follows:




                  Year Ending December 31

                             1999             $ 5,657
                             2000               5,657
                             2001               2,722

             Total minimum lease payments     $14,036

             Amount representing interest       1,949

             Present value of future
             minimum capital lease payments   $12,087


NOTE 5
Related Party
Transactions

Shareholder loan payable represents a short-term, non-interest bearing advance to the Company from its sole stockholder. There are no stated repayment terms; however, the Company expects to repay the loan during 1999.



                              10
                            (F-11)

TANGIBLE INVESTMENTS
OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 6
SUBSEQUENT EVENTS

On March 15, 1999 the Company, pursuant to the unanimous consent of the Board of Directors, declared a distribution of $1,400,000 to it's sole shareholder.

On March 31, 1999 the Directors of the Company, in consideration of funds advanced by the sole shareholder to the Company in the amount of $1,400,000, executed a convertible note in favor of Silvano DiGenova of the same amount. Interest is payable quarterly at an annual rate of 9%. The note, including any unpaid accrued interest thereon will become due and payable on March 31, 2004. The note contains certain acceleration, extension and conversion provisions.

The conversion provision allows Mr. DiGenova the right to convert the principal amount on this note, or any portion of the principal amount into shares of the common stock of the Company at a conversion price for each share equal to $1.00.

It is management's intent, upon availability of cash flow, to repay $600,000 of this note during 1999.

NOTE 7
MAJOR CUSTOMERS

One customer accounted for 12% of net sales for the year ended
December 31, 1998 and 62% of accounts receivable as of December 31, 1998. Another customer accounted for 12% of accounts receivable as of December 31, 1998.

One customer accounted for 16% of net sales for the year ended
December 31, 1997 and 53% of accounts receivable as of December 31, 1997.




                              11
                            (F-12)

                SUPPLEMENTARY INFORMATION

            TANGIBLE INVESTMENTS OF AMERICA, INC.
        SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


                                         Year Ended December 31
                                          -------------------
                                           1998        1997
                                          -------     -------
Selling expenses
  Advertising                             115,317     185,376
  Commissions                             650,239     485,911
  Grading                                 170,470     240,783

Total selling expenses                    936,026     912,070


General and administrative expenses
  Auto                                     28,248      26,092
  Bad debt                                    971       -
  Bank charges                              9,318          38
  Business gifts                            2,523       2,426

  Buyback fees                              -           1,316
  Consulting                               20,182       3,044
  Contributions                             4,293       2,685
  Depreciation and amortization            25,436      25,090

  Dues and subscriptions                    8,909       9,973
  Employee Benefits                         1,926       -
  Entertainment                            26,557      23,217
  Equipment rental                          7,359       -

  Insurance                                27,544      25,294
  Interest                                 88,428      45,869
  Legal and accounting                     35,209      19,012
  Miscellaneous                               897       -

  Miscellaneous taxes and licenses            686       5,442
  Office supplies and expense              30,510      61,722
  Payroll taxes                            20,747       9,227
  Penalties                                   108       -

  Postage and freight                      60,727      51,394
  Profit sharing plan                      47,501      29,328
  Rent                                     63,503      63,040
  Repairs & maintenance                    10,092       -

  Salary - office                         141,321      91,403
  Salary - officer                        257,955     150,000
  Security                                  9,155       6,233
  Storage                                   -             269

  Telephone                                24,268      31,169
  Trade shows                              28,984      20,467
  Travel                                   44,490      37,851
  Utilities                                 7,648       5,889


Total general and administrative expens 1,035,495     747,490


                             12
                           (F-13)

                        Austin Land & Resources, Inc.
                        (A Development Stage Company)

                             FINANCIAL STATEMENTS

                              December 31, 1998
                              December 31, 1997
                              December 31, 1996















                              (F-14)

                             TABLE OF CONTENTS

                                                          PAGE #

INDEPENDENT AUDITORS REPORT                                    1

ASSETS                                                         2

LIABILITIES AND STOCKHOLDERS' EQUITY                           3

STATEMENT OF OPERATIONS                                        4

STATEMENT OF STOCKHOLDERS' EQUITY                              5

STATEMENT OF CASH FLOWS                                        6

NOTES TO FINANCIAL STATEMENTS                               7-11










                              (F-15)

                            BARRY L. FRIEDMAN, RC.
                         Certified Public Accountant

1582 TULITA DRIVE                                     OFFICE(702) 361-8414
LAS VEGAS, NEVADA 89123                              FAX NO.(702) 896-0278

                         INDEPENDENT AUDITORS' REPORT

Board of Directors                                   July 2, 1999
Austin Land & Resources, Inc.
Las Vegas, Nevada

I have audited the accompanying Balance Sheets of Austin Land & Resources, Inc. (A Development Stage Company), as of December 31, 1998, December 31, 1997, and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the three years ended December 31, 1998, December 31, 1997, and December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Austin Land & Resources, Inc. (A Development Stage Company), as of December 31, 1998, December 31,
1997, and December 31, 1996, and the results of its operations and cash flows for the three years ended December 31, 1998, December 31, 1997, and December 31, 1996, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 45 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Barry L. F iedman
Certified Public Accountant


                              (F-16)

                       Austin Land & Resources, Inc.
                        (A Resources Stage Company)

                                BALANCE SHEET

                                    ASSETS

                                                  December  December  December
                                                  31, 1998  31, 1997  31, 1996

CURRENT ASSETS                                    $      0  $      0  $      0

 TOTAL CURRENT ASSETS                             $      0  $      0  $      0

OTHER ASSETS

 Organization Costs (Net)                         $    120  $    192  $    264

 TOTAL OTHER ASSETS                               $    120  $    192  $    264

TOTAL ASSETS                                      $    120  $    192  $    264



        See accompanying notes to financial statements & audit report



                              (F-17)

                       Austin Land & Resources, Inc.
                        (A Development Stage Company)

                                BALANCE SHEET

                     LIABILITIES AND STOCKHOLDERS' EQUITY


                                                  December  December  December
                                                  31, 1998  31, 1997  31, 1996

CURRENT LIABILITIES

 Officer's Advances (Note #5)                     $    910  $     85  $     85
 TOTAL CURRENT LIABILITIES                        $    910  $     85  $     85

STOCKHOLDERS' EQUITY (Note #4)

 Common stock
 Par value $0.001
 Authorized 50,000,000 shares
 Issued and outstanding at

 December 31, 1996 -
 6,000,000 shares                                                     $  6,000

 December 31, 1997 -
 6,000,000 shares                                          $  6,000

 December 31, 1998 -
 6,000,000 shares                                $  6,000

 Additional Paid-In Capital                             0         0          0

 ACCUMULATED LOSS                                  -6,790    -5,893     -5,821

TOTAL STOCKHOLDERS' EQUITY                       $   -790  $    107   $    179

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                             $    120  $    192   $    264



See accompanying notes to financial statements & audit report

                              (F-18)

                       AUSTIN LAND & RESOURCES, INC.
                        (A Development Stage Company)

                           STATEMENT OF OPERATIONS


                              Year       Year       Year    Aug. 30,1995
                              Ended      Ended      Ended    (Inception)
                            Dec. 31,   Dec. 31,   Dec. 31,   to Dec. 31,
                              1998       1997       1996        1998

INCOME
Revenue                    $      0   $      0    $     0   $       0

EXPENSES
General, Selling and
Administrative             $    825   $      0    $    85   $   6,550

Amortization                     72         72         72         240

  TOTAL EXPENSES           $    897   $     72    $   157   $   6,790

NET PROFIT/LOSS (-)        $   -897   $    -72    $  -157   $  -6,790

 Net Profit/Loss(-)
 per weighted share
 (Note 1)                  $ -.0001   $    NIL    $   NIL   $  -.0011

 Weighted average
 Number of common
 shares outstanding       6,000,000  6,000,000  6,000,000   6,000,000


        See accompanying notes to financial statements & audit report
                              (F-19)

                     AUSTIN LAND & RESOURCES, INC.
                      (A Development Stage Company)

               STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                  Additional     Accumu-
                              Common     Stock     paid-in        lated
                              Shares     Amount    Capital       Deficit

Balance,
December 31, 1995          6,000,000     $6,000   $   0          $-5,664

Net loss year ended
December 31, 1996          _________     ______   _________         -157

Balance,
December 31, 1996          6,000,000     $6,000   $   0          $-5,821

Net loss year ended
December 31, 1997          _________     ______   __________         -72

Balance,
December 31, 1997          6,000,000     $6,000   $   0          $-5,893

Net loss year ended
December 31, 1998          _________     ______   __________        -897

Balance,
December 31, 1998          6,000,000     $6,000   $  0           $-6,790


        See accompanying notes to financial statements & audit report

                              (F-20)

                       Austin Land & Resources, Inc.
                        (A Development Stage Company)

                           STATEMENT OF CASH FLOWS


                              Year       Year          Year     Aug. 30,1995
                             Ended      Ended         Ended      (Inception)
                           Dec. 31,   Dec. 31,      Dec. 31,    to Dec. 31,
                             1998        1997         1996           1998

CASH FLOWS FROM
OPERATING ACTIVITIES

Net Loss                   $ -897      $  -72       $ -157       $-6,790

 Adjustment to
 Reconcile net loss
 To net cash provided
 by operating
 Activities
    Amortization              +72         +72          +72          +240

Changes in assets and
Liabilities
 Organization Costs             0           0            0          -360

 Increase in current
 Liabilities

 Advances Payable            +825           0          +85          +910

NET CASH USED IN
OPERATING ACTIVITIES       $    0      $    0       $    0       $-6,000

CASH FLOWS FROM
INVESTING ACTIVITIES            0           0            0           0

CASH FLOWS FROM
FINANCING ACTIVITIES

 Issuance of Common
 Stock for Cash                 0           0            0        +6,000

Net Increase (decrease)    $    0      $    0       $    0       $     0

Cash,
Beginning of period             0           0            0             0

Cash, End of period        $    0      $    0       $    0       $     0



See accompanying notes to financial statements & audit report

                              (F-21)

                       AUSTIN LAND & RESOURCES, INC.
                        (A Development Stage Company)

                        NOTES TO FINANCIAL STATEMENTS

         December 31, 1998, December 31, 1997, and December 31, 1996

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized August 30, 1995, under the laws of the State of Nevada as Austin Land & Resources, Inc. The Company currently has no operations and in accordance with SFAS #7, is considered a development company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company records income and expenses on the accrual method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

The Company maintains a cash balance in a noninterest -bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of December 31, 1998.

                              (F-22)

                       AUSTIN LAND & RESOURCES, INC.
                        (A Development Stage Company)

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

         December 31, 1998, December 31, 1997, and December 31, 1996

       NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Organization Costs

Costs incurred to organize the Company are being amortized on a straight-line basis over a sixty-month period.

Loss Per Share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of December 31, 1998, the Company had no dilative common stock equivalents such as stock options.

Year End

The Company has selected December 31st as its year-end.

                              (F-23)

                       AUSTIN LAND & RESOURCES, INC.
                        (A Development Stage Company)

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

         December 31, 1998, December 31, 1997, and December 31, 1996

       NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Year 2000 Disclosure

The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have time sensitive software may recognize a date using 110011 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities. Since the Company currently has no operating business and does not use any computers, and since it has no customers, suppliers or other constituents, there are no material Year 2000 concerns.

NOTE 3 - INCOME TAXES

There is no provision for income taxes for the period ended December 31, 1998, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of December 31, 1998 is as follows:

Net operation loss carry forward                   $ 6,790
Valuation allowance                                $ 6,790

Net deferred tax asset                             $     0

The federal net operation loss carry forward will expire in various amounts from 2015 to 2018.

This carry forward may be limited upon the consummation of a business combination under IRC Section 381.


                              (F-24)

                       AUSTIN LAND & RESOURCES, INC.
                        (A Development Stage Company)

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 1998, December 31, 1997, and December 31, 1996

NOTE 4 - STOCKHOLDERS' EQUITY

Common Stock

The authorized common stock of the corporation consists of 50,000,000 shares with a par value of $0.001 per share.

Preferred Stock

The corporation has no preferred stock.

On September 1, 1995, the Company issued 6,000,000 shares of its $0.001 par value common stock in consideration of $6,000 in cash.

NOTE 5 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, the stockholders /officers and or directors have committed to advancing the operating costs of the Company interest free.

                              (F-25)

                       AUSTIN LAND & RESOURCES, INC.
                        (A Development Stage Company)

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

         December 31, 1998, December 31, 1997, and December 31, 1996

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 7 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional share of common or preferred stock.

                              (F-26)

                    TANGIBLE ASSET GALLERIES, INC.
                            BALANCE SHEET
                             (UNAUDITED)

                            MARCH 31, 1999


ASSETS
Current Assets
 Cash                                                      $     9,620
 Accounts receivable                                           566,035
 Inventory                                                   5,754,049
 Other current assets                                           24,078

  Total current assets                                       6,353,782

Property and equipment, net of accumulated depreciation         89,875
Other assets                                                    34,530


  Total assets                                              $6,478,187

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Line of credit                                             $  600,000
 Stockholder loan payable                                       80,000
 Accounts payable                                            1,887,579
 Deferred income and other liabilities                          80,983

   Total current liabilities                                 2,648,562

Convertible stockholder note payable                         1,400,000
Obligations under capital lease                                  8,374

   Total liabilities                                         4,056,936

Stockholders' equity
 Common stock                                                       10
 Additional paid in capital                                  1,878,019
 Retained earnings                                             543,222

   Total stockholders' equity                                2,421,251

Total liabilities and stockholders' equity                  $6,478,187

                              (F-27)

                    TANGIBLE ASSET GALLERIES, INC.
                      STATEMENTS OF OPERATIONS
                             (UNAUDITED)



                                                           THREE MONTHS ENDED
                                                                 MARCH 31
                                                            1999           1998
Net revenues                                              $4,745,407    $5,425,7010

Cost of sales                                              3,544,055     4,656,156
Gross profit                                               1,201,352       769,545

Selling, general and administrative expense                 (697,382)     (474,805)

Other income (expense)                                         1,680           250

Net income                                                $  505,650    $  294,990


                              (F-28)

                    TANGIBLE ASSET GALLERIES, INC.
                       STATEMENTS OF CASH FLOWS
                             (UNAUDITED)


                                                              THREE MONTHS ENDED
                                                                 MARCH 31
                                                            1999           1998
Cash flows from operating activities:
Net income                                              $  505,650    $  294,900
Adjustments to reconcile net income to net cash used
 in operating activities
 Depreciation and amortization                               6,190         3,726
 Consulting expense                                         27,440            -
 Changes in operating assets and liabilities
   Accounts receivable                                     118,463       129,364
   Inventories                                            (897,772)   (1,363,600)
   Other current assets                                     37,587       (10,203)
   Other assets                                                417            -
   Accounts payable                                        261,320       649,202
   Deferred income and other liabilities                    34,426       (22,842)

Net cash used in operating activities                       93,721      (319,453)

Cash flows from investing activities

 Acquisition of property and equipment                      (2,662)           -

                                                            (2,662)           -

Cash flows from financing activities
 Repayments of obligation under capital lease                  732            -
 Proceeds from issuance of convertible stockholder note  1,400,000            -
 Stockholder distributions                              (1,524,456)      (48,663)
 Short term loan                                                 -       266,000
 Net proceeds - line of credit                                   -       109,131

                                                          (123,724)      326,468

Net increase/decrease in cash                              (32,665)        7,015

Cash at beginning of period                                 42,285        24,545

CASH AT END OF PERIOD                                   $    9,620    $   31,560


                              (F-29)

                    TANGIBLE ASSET GALLERIES, INC.
                    NOTES TO FINANCIAL STATEMENTS
                             (UNAUDITED)

                            MARCH 31, 1999

           NOTE 1   MANAGEMENT REPRESENTATION

             The management of Tangible Asset Galleries,
             Inc. ("Tangible" or the "Company"),
             formerly known as Tangible Investments of America, Inc. ("TIA"), has prepared the financial statements included herein without audit or review by Goldenberg Rosenthall LLP or any other independant auditor.

             Such financial statements have been
             prepared pursuant to the rules and
             regulations of the Securities and Exchange
             Commission.  The unaudited condensed
             financial statements include all
             adjustments, consisting of all normal
             recurring adjustments, which are in the
             opinion of management necessary to fairly state the financial position of the Company as of March 31, 1999, and the results of its operations and cash flows for the three month interim periods ended March 31, 1999 and 1998. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures included herein are adequate to make the information presented not misleading.
             Operating results for the three month
             interim period ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ending
             December 31, 1999, or for any other period.

             The Company is the successor to Austin
             Land and Resources, Inc. ("ALR"), which was merged with the Company in the second quarter of fiscal 1999 (see discussion below).

             It is suggested that these unaudited
             financial statements be read in conjunction with the annual 1998 and 1997 audited financial statements and the notes related thereto of Tangible Investments of America included elsewhere in this Registration
             Statement on Form 10-SB. Such financial statements and the notes related thereto contain the accounting policies and other relevant information with respect to the Company.

             NOTE 2   DESCRIPTION OF BUSINESS AND MERGER

            The Company is the successor to ALR, which was originally incorporated in Nevada. On
            April 28, 1999, ALR acquired all of the
            outstanding common stock of TIA and merged the operations of TIA into ALR in a reverse merger acquisition. Effective with the merger, TIA became the successor company and changed its name to Tangible Asset
            Galleries, Inc.  The Company's stock is
            traded on the NASD OTC Bulletin Board under the symbol "TAGZ."

                              (F-30)

              TANGIBLE ASSET GALLERIES, INC.
        NOTES TO FINANCIAL STATEMENTS   CONTINUED
                       (UNAUDITED)

                    MARCH 31, 1999

NOTE 2   DESCRIPTION OF BUSINESS AND MERGER, CONTINUED

            Prior to the merger, ALR had 1,650,000
            shares of common stock outstanding. As part of the merger, ALR issued 16,000,000 shares of its common stock to the shareholders of TIA in exchange for 490 (100%) shares of TIA's common stock. ALR had no revenues and no significant operations prior to the merger. Subsequent to the merger, the former shareholders of TIA constituted 88.40% of the total outstanding shares of common stock of the Company and the former shareholders of ALR constituted 9.12% of the total outstanding shares of common stock of the
                        Company.

            The Company is a retailer and wholesaler of rare coins and antique collectibles based in Laguna Beach, California. The Company also has a satellite office in Las Vegas, Nevada.

NOTE 3   SUBSEQUENT EVENTS

            On May 1,1999, the Company entered into an agreement with Numismatic On-line to utilize their auction site platform for ninety days.
            Lease cost of the platform will be $7,500 per month from Aug. 1,1999 to Nov. 1, 1999.

            On May 28,1999, the Company opened an office in Las Vegas. In conjunction with the opening of this new office, the Company hired two employees. The employees were issued options to acquire 210,000 shares of common stock at an exercise price of $4.46 per share. Such options vest over a period of three years, and expire three years after the commencement of the vesting period.

            On May 25, 1999, the Company issued 730,002 options to certain of its officers, directors and employees with exercise prices ranging from $1 to $4.46 which vest pro rata over a period of five years and expire in three years from the commencement of the vesting period.

            On May 31, 1999, the Company opened a
            Customer Service Center in Tustin
            California. The office is currently staffed by eight salesman who provided information and assist customers in their purchasing needs. The office is on a one year lease at $2,500 per month with an additional two year option.

            On July 25,1999, the Company entered into an agreement to purchase a 50% ownership of "Metalsman"(TM) software. This software will also be used in the auction site activities and expanded bullion trading areas. Cost of the purchase was $5,000 with a cancelable $2000 per month retainer for the programmer to support the platform for six months.

                              (F-31)

              AUSTIN LAND & RESOURCES, INC.
                      BALANCE SHEET
                        (UNAUDITED)

                      MARCH 31, 1999


ASSETS
Current Assets
 Cash                                                           $    -
 Accounts receivable                                                 -
 Other current assets                                              120

Property and equipment, net of accumulated depreciation              -
Other assets                                                         -

   Total assets                                                 $  120

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Accounts payable                                               $    -
 Deferred income and other liabilities                             910

   Total current liabilities                                       910

Stockholders' equity
 Common stock                                                    6,000
 Additional paid in capital                                          -
 Retained earnings                                              (6,790)

   Total stockholders' equity                                     (790)

Total liabilities and stockholders' equity                      $  120


                              (F-32)

              AUSTIN LAND & RESOURCES, INC.
                STATEMENTS OF OPERATIONS
                        (UNAUDITED)


                                                                 MARCH 31
                                                            1999           1998
Net revenues                                              $        -     $        -

Cost of sales                                                      -              -

Gross profit                                                       -              -

Selling, general and administrative expense                        -              -

Other income                                                       -              -

Income before provision for income tax                             -              -

Provision for income tax                                           -              -

Net profit/loss                                           $        -     $        -

Basic and diluted net profit/loss per common share        $        -     $        -

Basic and diluted weighted average common shares
 outstanding                                               1,650,000      1,650,000


                              (F-33)

              AUSTIN LAND & RESOURCES, INC.
                STATEMENTS OF CASH FLOWS
                        (UNAUDITED)

                      MARCH 31, 1999

                                                            THREE MONTHS ENDED
                                                                 MARCH 31
                                                            1999           1998
Cash flows from operating activities:
Net income                                              $        -    $        -
Adjustments to reconcile net income to net cash used
 in operating activities
 Depreciation and amortization                                   -             -
 Consulting expense                                              -             -
 Changes in operating assets and liabilities
   Accounts receivable                                           -             -
   Other current assets                                          -             -
   Other assets                                                  -             -
   Accounts payable                                              -             -
   Deferred income and other liabilities                         -             -

Net cash used in operating activities                            -             -

Cash flows from investing activities
 Acquisition of property and equipment                           -             -

                                                                 -             -

Net increase/decrease in cash                                    -             -

Cash at beginning of period                                      -

Cash at end of period                                   $        -    $        -


                              (F-34)

              AUSTIN LAND & RESOURCES, INC.
              NOTES TO FINANCIAL STATEMENTS
                       (UNAUDITED)

                      MARCH 31, 1999

           NOTE 1   MANAGEMENT REPRESENTATION

             The management of Austin Land & Resources,
             Inc. ("ALR" or the "Company") has prepared the financial statements included herein without audit. Such financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. The unaudited condensed financial statements include all adjustments, consisting of all normal recurring adjustments, which are in the opinion of management necessary to fairly state the financial position of the Company as of March 31, 1999, and the results of its operations and cash flows for the three month interim periods ended March 31, 1999 and 1998. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures included herein are adequate to make the information presented not misleading.
             Operating results for the three month
             interim period ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ending
             December 31, 1999, or for any other period.

             It is suggested that these unaudited
             financial statements be read in conjunction with the annual 1998 and 1997 audited financial statements and the notes related thereto of Tangible Investments of America included elsewhere in this Registration
             Statement on Form 10-SB. Such financial statements and the notes related thereto contain the accounting policies and other relevant information with respect to the Company.

            NOTE 2   DESCRIPTION OF BUSINESS AND MERGER

            The Company was originally incorporated in Nevada. On April 28, 1999, the Company acquired all of the outstanding common stock of Tangible Investments of America ("TIA") and merged the operations of TIA into the Company in a reverse merger acquisition.
            Effective with the merger, TIA became the successor company and changed its name to Tangible Asset Galleries, Inc. The
            Company's stock is traded on the NASD OTC
            Bulletin Board under the symbol "TAGZ."

                              (F-35)

              AUSTIN LAND & RESOURCES, INC.
        NOTES TO FINANCIAL STATEMENTS   CONTINUED
                        (UNAUDITED)

                      MARCH 31, 1999

            NOTE 2   DESCRIPTION OF BUSINESS AND MERGER,
                        CONTINUED

            Prior to the merger, the Company had
            1,650,000 shares of common stock
            outstanding. As part of the merger, the Company issued 16,000,000 shares of its common stock to the shareholders of TIA in exchange for 490 (100%) shares of TIA's common stock. The Company had no revenues and no significant operations prior to the merger. Subsequent to the merger, the former shareholders of TIA constituted 88.40% of the total outstanding shares of common stock of the Company and the former shareholders of ALR constituted 9.12% of the total outstanding shares of common stock of the Company.

            The Company is a retailer and wholesaler of rare coins and antique collectibles based in Laguna Beach, California. The Company also has a satellite office in Las Vegas, Nevada.

                              (F-36)

                                     Tangible Asset Galleries. Inc.
                                    Pro Forma Combined Balance Sheet
                                         As of March 31, 1999

                                                   Tangible
                                                  Investments   Austin Land  Combined  Pro Forma    Pro Forma
                                                  of America    & Resources   Totals  Adjustments     Totals
Assets
  Current assets
    Cash                                        $     9,620     $       -  $    9,620  $       -  $    9,620
    Accounts receivable                             566,034             -     566,034          -     566,034
    Inventory                                     5,754,048             -   5,754,048          -   5,754,048
    Prepaid & other                                  24,080           120      24,200          -      24,200
                                                  6,353,782           120   6,353,902          -   6,353,902

  Long-term assets
    Property and equipment                          89,894              -      89,894          -      89,894
    Other assets                                    34,510              -      34,510          -      34,510


                                                $6,478,186            120  $6,478,306  $       -  $6,478,306

 Liabilities & Stockholders' Equity
  Current liabilities
    Accounts payable and accrued expenses       $1,887,579      $       -  $1,887,579  $ 747,607  $2,635,186
    Deferred income and other liabilities        2,157,017            910   2,157,927          -   2,157,927
                                                 4,044,956            910   4,045,506    747,607   4,793,113

  Long-term debt                                         -              -           -          -           -

    Total liabilities                            4,044,596            910   4,045,506    747,607   4,793,113

  Stockholders' equity
    Common stock                                       010          6,000       6,010      9,500      15,510
    Additional paid-in capital                   1,878,019              -   1,878,019     (9,500)  1,868,519
    Retained earnings (accumulated deficit         555,561         (6,790)    548,771   (747,607)   (198,836)
                                                 2,433,590           (790)  2,432,800   (747,607)  1,685,193

                                                $6,478,186      $     120  $6,478,306  $       -  $6,478,306

                              (F-37)

                                  Tangible Asset Galleries, Inc.
                              Pro Forma Combined Statement of Income
                             For The Three-months Ended March 31,1999

                                                   Tangible
                                                  Investments   Austin Land  Combined  Pro Forma    Pro Forma
                                                  of America    & Resources   Totals  Adjustments     Totals

Net Revenue                                     $4,745,407      $       -   $4,745,407 $       -  $ 4,745,407

Cost of Goods Sold                               3,544,055              -    3,544,055         -    3,544,055

Gross Profit                                     1,201,352              -    1,201,352         -    1,201,352

Expenses
    Selling Expenses                               419,836              -      419,836         -      419,836
    Administrative Expenses                        269,846              -      269,846         -      269,846
                                                   689,682              -      689,682         -      689,682

Income From Operations                             511,670              -      511,670         -      511,670

Other Income (Expense)                               1,680              -        1,680         -        1,680

Income before Taxes                                513,350              -      513,350         -      513,350

Income Tax Provision                                 7,700              -        7,700   197,640      205,340

Net Income                                      $  505,650     $        -    $ 505,650 $(197,640) $   308,010

Earnings per Share
    Basic                                                                         0.03                   0.02
    Diluted                                                                       0.03                   0.02

  Weighted average shares outstanding
    Basic                                                                   18,720,352             18,720,352
    Stock options                                                              730,002                730,002
    Diluted                                                                 19,450,354             19,450,354

                              (F-38)

                                      Tangible Asset Galleries. Inc.
                                  Pro Forma Combined Statement of Income
                                   For The Year Ended December 31,1998

                                          Tangible
                                       Investments   Austin Land  Combined    Pro Forma     Pro Forma
                                        of America    & Resources   Totals    Adjustments     Totals
Net Revenue                            $19,535,978   $         -  $19,535,978 $       -     $19,535,978

Cost of Goods Sold                      16,146,584             -   16,146,584         -      16,146,584

Gross Profit                             3,389,394             -    3,389,394         -       3,389,394

Expenses
  Selling Expenses                         936,026             -      936,026         -         936,026
  Administrative Expenses                1,035,495           897    1,036,392         -       1,036,392
                                         1,971,521           897    1,972,418         -       1,972,418

Income From Operations                   1,417,873          (897)   1,416,976         -       1,416,976

Other Income (Expense)                      (5,308)            -    1,411,668         -       1,411,668

Income before Taxes                      1,412,565          (897)   1,411,668         -       1,411,668

Income Tax Provision                        14,700             -       14,700   549,967         564,667

Net Income                             $ 1,397,865  $          -  $ 1,396,968 $(549,967    $    847,001

Earnings per Share

    Basic                                                                0.07                      0.05

    Diluted                                                              0.07                      0.04

Weighted average shares outstanding
    Basic                                                          18,720,352                18,720,352
    Stock options                                                     730,002                   730,002
    Diluted                                                        19,450,354                19,450,354

                              (F-39)

                                    Tangible Asset Galleries, Inc.
                                     Notes to Pro Forma B/S & I/S

Tangible Asset Galleries, Inc. "Tangible" or the "Company"), formerly known as Tangible Investments of America ("TIA"), is the successor to Austin Land & Resources, Inc. ("ALR"). ALR was originally incorporated in Nevada. On April 28, 1999, ALR acquired all of the outstanding common stock of TIA and merged the operations of TIA into ALR in a reverse merger acquisition. Effective with the merger, TIA became the successor company and changed its name to Tangible Asset Galleries, Inc. The Company's stock is traded on the NASD OTC Bulletin Board under the symbol "TAGZE."

Prior to the merger, ALR had 1,650,000 shares of common stock outstanding. As part of the merger, ALR issued 16,000,000 shares of its common stock to the shareholders of TIA in exchange for 490 (100%) shares of TIA's common stock. ALR had no revenues and no significant operations prior to the merger. Subsequent to the merger, the former shareholders of TIA constituted 88.40% of the total outstanding shares of common stock of the Company and the former shareholders of ALR constituted
9.12% of the total outstanding shares of common stock of the Company.

The accompanying pro forma financial information has been presented as of December 31, 1998 and March 31, 1999 and for the twelve months and three months then ended, respectively. The accompanying pro forma financial information shows the effects of the reverse merger as though the transaction took place at the beginning of the fiscal year presented.


Effective with the reverse merger, the Company changed its tax status from an S-Corporation to a C-Corporation and changed its tax method of accounting from a cash basis to an accrual basis. The tax pro forma adjustment is based on 40% of pretax book income as a C-Corporation less amounts already recorded for taxes when the Company was taxed as an S-Corporation. No other pro forma adjustments (except for minor reclassification adjustments) were made to the accompanying pro forma financial information.

                              (F-40)